UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF1934

For the transition period from _____________ to _____________

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

PREMIERWEST BANCORP
 (Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road
Medford, OR 97504
(address of principal executive office of the issuer)

     PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTAL INFORMATION
Schedule H, line 4i - Schedule of assets (held at end of year)	9-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Medford, Oregon
June 10, 2005

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2004	2003

ASSETS
Investments
Investments, at fair value
PremierWest Bancorp common stock	$2,534,343	$1,250,367
Pooled separate accounts	5,713,655	2,989,940
Mutual funds	34,961	-
Corporate common stock	379,800	-
Investments, at contract value
Guaranteed investment contracts	558,451	356,962
Participant loans, at cost	88,444	28,784

	9,309,654	4,626,053

Cash	195,570	13,911

	9,505,224	4,639,964
LIABILITIES
Other payables	30,963	3,834

NET ASSETS AVAILABLE FOR BENEFITS	$9,474,261	$4,636,130

See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$1,158,094
Interest and dividends	24,974

1,183,068

Contributions
Participants'	871,993
Employer	216,309
Participants' rollovers	175,578

1,263,880

2,446,948

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	443,861
Plan administrative fees	1,865

445,726

TRANSFERS INTO PLAN	2,836,909

NET INCREASE	4,838,131
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	4,636,130

End of year	$9,474,261

See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, "the Bank" or "Employer"). John Hancock USA (John Hancock) is the custodian for the pooled separate accounts, guaranteed investment contracts and participant loans, A. G. Edwards is the custodian of the majority of employer securities, and Trusource is the custodian of individual brokerage accounts. Northwest Retirement Plans, Inc. (Northwest) is the record keeper for the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility - All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions - Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank. In addition, at the Bank's discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. During the year ended December 31, 2004, the Bank elected to contribute 50% of the first 6% of each participant's deferral contributions. No profit sharing contribution was made in 2004. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participants' Accounts - Participants' contributions are credited to the individual accounts. Each participant's account is also credited with Employer contributions and allocations of the Plan's earnings or losses. Allocations are based on the participant's eligible contributions or compensation, as defined.

Vesting - Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant's share of the Employer's contributions and actual earnings or losses thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

In addition, upon death, disability or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank's contributions and the actual earnings or losses thereon.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant's account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the plan administrator, which is fixed at the time of the note. Note terms generally range from one to five years but may be extended to a maximum of 15 years if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2004 ranged from 4.0% to 10.5% and mature on various dates between 2005 and 2019.

Payments of Benefits - Upon retirement, death or separation of services, participants (or their beneficiaries) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or an annuity. Upon retirement or separation of service with an account balance less than $5,000, the plan administrator can choose to distribute payment in the form of a lump-sum.

Forfeitures - If a participant terminates employment before becoming fully vested, the unvested portion of the Bank's contributions is forfeited upon the earlier of the distribution of the participant's account or five consecutive one-year breaks in service. Forfeitures are utilized to reduce the Bank's future contributions. As of December 31, 2004 there were no forfeited nonvested accounts. In 2004, forfeitures amounted to $47,110 and were used to reduce the Bank's matching contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements and schedules in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation - The Plan's investments in common stock and pooled separate accounts are stated at fair value. The fair value of the common stock is based on quoted market prices. The fair value of the pooled separate accounts is based on the market value of the underlying investments held within the funds. The Plan's guaranteed investment contracts are stated at contract value as reported to the Plan by John Hancock based on the market values of the underlying assets. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant loans are stated at cost, which approximates fair value.

Due to changes in economic conditions, interest rates and common stock prices, the fair value of the Plan's investments can be volatile. Consequently, the fair value of the Plan's investments can significantly change in the near term as a result of such volatility.

Purchases and sales of investment securities are recorded on a trade-date basis.

Income Recognition - Contributions from participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer contributions are accrued as they are determined by the Bank.

The difference in fair value from one period to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains or losses on the sale of such investments during the period. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Plan Expenses - All administrative expenses of the Plan are paid by the Bank, except for certain withdrawal fees which are charged directly to the respective participants' accounts.

Risks and Uncertainties and Concentrations of Credit Risk - The Plan provides for various investment options that have different investment strategies. These investments are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

All investments are participant directed. Participants generally have the option of investing in the common stock of the Employer, pooled separate accounts, or guaranteed investment contracts with John Hancock. John Hancock maintains participant contributions in a general account. The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants should refer to the separate prospectuses for a complete description of the individual investment funds.

The following presents the fair values of investments that represent 5% or more of the Plan's net assets:

	December 31,

	2004	2003

PremierWest Bancorp Stock Fund	$2,534,343	$1,250,367
Pooled separate accounts
Lifestyle Balanced 640 Fund	$920,982	$641,136
Money Market Fund	$1,294,336	$123,411
Manulife Guaranteed Interest Account - 10 year	$502,189	$275,933

During the year ended December 31, 2004 the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Common stock	$721,742
Pooled separate accounts	445,975
Other investments	(9,623)

$1,158,094

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has entered into benefit-responsive investment contracts with John Hancock. The contributions in general accounts are maintained by John Hancock. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by John Hancock. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2.56%, 3.79%, and 4.55%, respectively, for the three-year, five-year and ten-year guaranteed investment contracts for the year ended December 31, 2004. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, participants would become fully vested in their accounts and the value of all participant accounts would be distributed to them. Additionally, the Employer has the authority to amend the Plan at its discretion, provided that no amendment shall cause the balance of any participant's account to be reduced.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company is the Plan sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. Some of the trustees are also participants of the Plan. Participants may also invest in John Hancock mutual funds. The Plan pays investment fees to the custodians responsible for holding its assets.

NOTE 7 - INCOME TAX STATUS

The Bank has adopted a non-standardized Defined Contribution Regional Prototype Plan (the Prototype Plan), which received a favorable determination letter from the Internal Revenue Service on November 27, 2001, which stated that the Prototype Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2004. Consequently, no provision for income taxes has been included in the accompanying financial statements.

NOTE 8 - TRANSFER INTO THE PLAN

A Plan amendment, effective January 23, 2004, transferred the assets of the Mid Valley Bank 401(k) Profit Sharing Plan to PremierWest Bancorp 401(k) Profit Sharing Plan. Employees of Mid Valley Bank will receive credit for years of service under the PremierWest Bancorp 401(k) Profit Sharing Plan.

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-1282171 PLAN 001
DECEMBER 31, 2004

(a)	(b) Identity of issue,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor, or	maturity date, rate of interest,		value
	similar party	collateral, par, or maturity value

*	Manulife Financial	Guaranteed Interest Account 3.39%-5.07%, various maturity dates	N/A	558,451

*	Manulife Financial	All Cap Value Fund (VS)	N/A	24,861
		Balanced Fund (VS)	N/A	-
		Blue Chip Growth Fund (VS)	N/A	196,683
		Aggressive Growth Fund (VS)	N/A	44,696
		Capital Appreciation Fund (VS)	N/A	13,280
		Strategic Value Fund (VS)	N/A	12,127
		Diversified Bond Fund (VS)	N/A	20,889
		Dynamic Growth Fund (VS)	N/A	46,386
		Emerging Small Co Fund (VS)	N/A	70,618
		Equity Income Fund (VS)	N/A	183,491
		Financial Services Fund (VS)	N/A	19,258
		Fundamental Value Fund (VS)	N/A	27,523
		Global Fund (VS)	N/A	24,655
		Global Bond Fund (VS)	N/A	24,189
		All Cap Core Fund (VS)	N/A	25,796
		Growth & Income Fund (VS)	N/A	111,351
		Health Sciences Fund (VS)	N/A	20,557
		High Yield Fund (VS)	N/A	25,190
		Income & Value Fund (VS)	N/A	75,026
		Intl Equity Index Fund	N/A	8,248
		500 Index Fund	N/A	212,796
		Investment Qual Bond Fund (VS)	N/A	18,300
		Intl Small Cap Fund (VS)	N/A	38,102
		International Stock Fund (VS)	N/A	14,906
		International Value Fund (VS)	N/A	11,688
		Lifestyle Aggressive 1000 (VS)	N/A	259,833
		Lifestyle Balanced 640 (VS)	N/A	920,982
		Lifestyle Conservative 280 (VS)	N/A	264,568
		Large Cap Growth Fund (VS)	N/A	42,377
		Lifestyle Growth 820 (VS)	N/A	432,359
		Lifestyle Moderate 460 (VS)	N/A	307,372
		Mid Cap Value Fund (VS)	N/A	28,227
		Strategic Opps Fund (VS)	N/A	14,481

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-1282171 PLAN 001
DECEMBER 31, 2004

(a)	(b) Identity of issue,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor, or	maturity date, rate of interest,		value
	similar party	collateral, par, or maturity value

		Mid Cap Index Fund	N/A	44,788
		All Cap Growth Fund (VS)	N/A	40,534
		Mid Cap Stock Fund (VS)	N/A	44,411
		Money Market Fund (VS)	N/A	1,294,336
		Overseas Fund (VS)	N/A	4,871
		Pacific Rim Fund (VS	N/A	7,814
		Quantitative Equity Fund (VS)	N/A	-
		Real Est. Securities Fund (VS)	N/A	73,172
		Strategic Bond Fund (VS)	N/A	2,009
		Small Company Blend Fund (VS)	N/A	43,012
		Small Cap Index Fund	N/A	8,164
		Quantitative Mid Cap Fund (VS)	N/A	2,967
		Strategic Growth Fund (VS)	N/A	4,195
		Small Company Value Fund (VS)	N/A	32,425
		Science & Technology Fund (VS)	N/A	128,463
		Global Allocation Fund	N/A	1,334
		Total Return Fund (VS)	N/A	96,644
		Total Stock Market Index Fund	N/A	6,195
		U.S. Large Cap Fund (VS)	N/A	152,803
		Utilities Fund (VS)	N/A	23,929
		U.S. Government Secs Fund (VS)	N/A	130,691
		Value Fund (VS)	N/A	30,083

		Pooled separate accounts		5,713,655

*	Participant loans	Participant loans 6.0% - 10.5%	-	88,444

*	A.G. Edwards & Sons	Cash	N/A	17,924
*	Manulife Investments	Cash-Credit Available Account	N/A	14,796
*	PremierWest Bancorp	Employer Security 197,547 shares	N/A	2,534,343
	Rydex Venture 100 Fund	Mutual Fund: 908 shares	N/A	18,198
	Rydex Tempest 500 Fund	Mutual Fund: 398 shares	N/A	16,763
	Taser Int'l Inc. Com	Common Stock: 12,000 shares	N/A	379,800
	Union Bank of California	Cash Savings Accounts	N/A	162,850

N/A - Cost is not applicable to participant directed investments.
* Parties in interest

Signature

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	PremierWest Bancorp 401(k) Profit Sharing Plan

By: /s/ Tom Anderson
Tom Anderson, Senior Vice President and Chief Financial Officer and Plan Trustee

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement no. 333-109419 of PremierWest Bancorp on Form S-8 of our report dated June 10, 2005 appearing in this Annual Report on Form 11-K of the PremierWest Bancorp 401(k) Profit Sharing Plan for the year ended December 31, 2004.

/s/ Moss Adams LLP
Medford, Oregon
June 29, 2005